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09057919

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UNITED STATES
.TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 49568

ANNUAL AUDITED REPORT
FORM X17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Octavus, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37 Water Street
(No. and Street)

PROCESSED
MAR 18 2009
THOMSON REUTERS

Excelsior (city) — Minnesota (State) — 55331 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Kinzie — 952-767-2920 (Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name—*if individual, state last, first, middle name*)

2501 Wayzata Boulevard (Address) — Minneapolis (City) — Minnesota (State) — 55405 (Zip Code)

SEC Mail Processing
Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 3/12

OATH OR AFFIRMATION

I, Kevin Kinzie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Octavus, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

REBECCA A LEMBRICH
NOTARY PUBLIC - MINNESOTA
My Comm. Exp. Jan. 31, 2010

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of Changes in Financial Condition/Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCTAVUS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2008

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT

Board of Governors
Octavus, LLC
Excelsior, Minnesota

We have audited the accompanying statement of financial condition of Octavus, LLC, a wholly-owned subsidiary, as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Octavus, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 24, 2009

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

OCTAVUS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and cash equivalents	$ 294,923
Accounts receivable	207,642
Due from Parent	7,053
	$ 509,618

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 6,156
Commission payable	77,446
Total Liabilities	83,602
Member's Equity	426,016
	$ 509,618

See notes to financial statements.

OCTAVUS, LLC

STATEMENT OF INCOME
Year Ended December 31, 2008

COMMISSIONS EARNED		$2,237,071
EXPENSES		
Employee compensation and benefits	$1,755,279	
Occupancy	18,483	
Regulatory costs and professional services	25,579	
Other expenses	380,396	2,179,737
NET INCOME		$ 57,334

See notes to financial statements.

OCTAVUS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2008

	Units	Member's Equity
BALANCE – DECEMBER 31, 2007	200	$ 175,682
Capital contributed	-	193,000
Net income	-	57,334
BALANCE – DECEMBER 31, 2008	200	$ 426,016

See notes to financial statements.

OCTAVUS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2008

OPERATING ACTIVITIES	
Net income	$ 57,334
Adjustment to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(61,870)
Due from Parent	(7,053)
Accounts payable	6,156
Commission payable	14,461
Net cash provided by operating activities	9,028
FINANCING ACTIVITY	
Capital contributed	193,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	202,028
CASH AND CASH EQUIVALENTS	
Beginning of year	92,895
End of year	$ 294,923

See notes to financial statements.

OCTAVUS, LLC

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies –

Description of Business

Octavus, LLC (the Company) is a securities broker/dealer registered with the Securities and Exchange Commission (SEC) and regulated by the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). The Company acts as a wholesaler of alternative investments. The Company is a wholly-owned subsidiary of Octavus Group, LLC (Parent).

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

Concentrations of Credit Risk

The Company maintains its cash balances in one financial institution located in Chanhassen, Minnesota. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2008, the Company's cash balances in excess of the FDIC limit were $66,198.

Accounts Receivable

The receivable represents an amount due for expense reimbursement pursuant to a contractual agreement and monthly and quarterly fees from a client. Management anticipates the receivable balance is fully collectible. Therefore, no allowance was established at December 31, 2008.

Revenue Recognition

Commissions are recognized as earned.

Income Taxes

No provision for income taxes is presented in these financial statements as income or loss is includable in the member's income tax return.

Management has elected to defer the application of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes" in accordance with FASB Staff Position FIN 48-3. The Company will continue to follow Financial Accounting Standards No. 5, "Accounting for Contingencies," until it adopts FIN 48.

2. Net Capital Requirement –

As a NFA member, the Company is required to maintain net capital (as defined in U.S. Commodity Futures Trading Commission Regulation 1.17) equal to or in excess of the greater of $45,000; or the amount of net capital required by Rule 15c3-1(a) of the Securities and Exchange Commission. That rule requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2008, net capital was $286,325, which exceeded the minimum net capital requirement by $241,325. The ratio of aggregate indebtedness to net capital was .29 to 1.

The Company operates under the provisions of paragraphs (k)(2)(i) of Rule 15c-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the rule.

3. Operating Lease –

The Company operates in space leased by the Parent, who charged the Company $4,813 for use of the office space through May 2008. From June to December 2008, the Company paid rent directly to the lessor, totaling $13,670. The Parent's lease expires October 31, 2010, and contains a two-year renewal option.

4. Related Party Transactions and Balances –

Administrative Services Agreement

Under the administrative services agreement, amended May 31, 2005, between the Parent and the Company, the Parent agreed to provide administrative support including, but not limited to, certain office expenses, employee benefits, certain regulatory fees and expenses to the Company along with regular itemized invoices describing expenses paid on behalf of the Company. The Company agreed to reimburse the Parent upon receipt of the invoices. Expense reimbursements to the Parent were $258,076 during 2008.

The administrative services agreement also provides that the Company administer payroll and submit itemized invoices to the Parent for reimbursement. Payroll reimbursements from the Parent were $30,235 in 2008 and were netted against employee compensation and benefits expense.

Effective June 1, 2008, a majority of the administrative support expenses were paid directly by the Company, significantly reducing reimbursements to the Parent.

Due from Parent

The amount due from the Parent represents shared expenses previously paid.

Cash and Cash Equivalents

The Company pledged $125,000 of cash as collateral for debt recorded on the Parent's books. The amount is treated as a nonallowable asset for the net capital requirement.

5. Concentrations –

The Company earned significantly all of its commission income from two clients in 2008. In addition, four clients comprised approximately 96% of accounts receivable at December 31, 2008.

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Octavus, LLC
Excelsior, Minnesota

We have audited the accompanying financial statements of Octavus, LLC, a wholly-owned subsidiary, as of and for the year ended December 31, 2008, and have issued our report thereon dated February 24, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 24, 2009

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

OCTAVUS, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER U.S. COMMODITIES FUTURES TRADING COMMISSION REGULATION 1.17
December 31, 2008

NET CAPITAL	
Member's equity	$ 426,016
Deductions:	
Cash pledged as collateral	(125,000)
Nonallowable item – accounts receivable	(7,638)
Nonallowable item – due from Parent	(7,053)
NET CAPITAL	$ 286,325
BASIC NET CAPITAL REQUIREMENTS	
Net capital	$ 286,325
Minimum net capital required	45,000
Excess net capital	$ 241,325
AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ 83,602
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.29 to 1
RECONCILING ITEMS TO THE COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2008	
Net capital as reported by the Company	$ 296,720
Net audit adjustments to reduce commissions receivable and commissions payable	(3,162)
Deduct due from Parent as nonallowable	(7,053)
Adjustment to nonallowable accounts receivable	(180)
Net Capital	$ 286,325

See independent auditor's report on supplementary information.

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Octavus, LLC
Excelsior, Minnesota

In planning and performing our audit of the financial statements of Octavus, LLC (Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be a material weakness, as defined above, and communicated it in writing to management and those charged with governance on February 24, 2009.

> Segregation of Duties
> There is a general lack of segregation of duties since one person has responsibility for all the accounting records. The Company plans no corrective action because it is management's opinion that the size of the Company does not warrant hiring additional personnel to achieve the desired segregation of duties.

These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Octavus, LLC as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 24, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

Lurie Besikof Lapidus
& Company, LLP

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 24, 2009

END